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E-Mail:  dkinsey@ssbb.com
Direct Dial:  212-404-8727

April 3, 2018

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Ms. Mary Beth Breslin
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 4311
Washington, DC 20549

Re.                              Y-mAbs Therapeutics, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on February 13, 2018
CIK No. 0001722964

Dear Ms. Sarmento:

On behalf of our client, Y-mAbs Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 14, 2018 (the “Comment Letter”) relating to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on February 13, 2018 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. For the Staff’s convenience, we are also sending, by overnight courier, four (4) copies of this letter one (1) copy of the Amended DRS (including exhibits) and four (4) marked copies of the Amended DRS (without exhibits) showing the changes to the Draft Registration Statement confidentially submitted on February 13, 2018.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics.  Capitalized terms used but not defined herein have the meanings given to them in the Amended DRS. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended DRS.

Table of Contents, page i

1.                                      We note your statements regarding market data used in the prospectus, including that the sources of the information do not guarantee the accuracy or completeness of the information and that investors are cautioned “not to give undue weight” to estimates. Please revise these statements to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

RESPONSE:  The Company respectfully advises the Staff that it has revised page i in response to the Staff’s comment.

Summary, page 1

2.                                      Please disclose any active INDs related to your product candidates, the date of filing for each IND, the sponsor, the subject matter and the status of the IND. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

RESPONSE:  The Company respectfully advises the Staff that it has revised pages 3 and 104 in response to the Staff’s comment.

Naxitamab Mechanism of Action, page 1

3.                                      We note your disclosure that you have not observed any life-threatening side effects with naxitamab to date.  Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the safety data for naxitamab included on page 115 under the heading “Safety Results,” to include information related to patients that experienced serious adverse events (“SAEs”) and treatment emergent adverse events (“TEAEs”) in Study 12-230 as well as the nature of such SAEs and TEAEs.

Implications of Being an Emerging Growth Company, page 7

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company has used and/or intends to use in testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Draft Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Use of Proceeds, page 76

5.                                      We note your disclosure of the intended uses of proceeds in this section. Please specify how far in the clinical development of your omburtamab-DTPA product candidate and BsAb product candidates you expect to reach using proceeds from the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 78 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Draft Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Determination of the Fair Value of Common Stock, page 91

6.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Results of Operations

Research and Development Expenses, page 93

7.                                      Please expand your disclosure to quantify the total costs incurred during each period presented for each project or product candidate separately to provide more transparency as to the type of expenses incurred. If you cannot disaggregate the amount of expense by product candidate, disaggregate the amount by nature of expenses or in some other manner.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 95 in response to the Staff’s comment. The Company does not record research and development expenses on a program-by-program or on a product-by-product basis, and therefore, the amount of expense is disaggregated by the nature of expenses, such as personnel, research, manufacturing, license fees, non-cash expense in connection with equity issuances to strategic partner and consumable costs, which are simultaneously deployed across multiple projects and product candidates under development.

Business, page 100

8.                                      We note your disclosure that a single dose of 4mCi 124 I-omburtamab was generally considered safe, treatment with 131 I-omburtamab was generally safe and omburtamab has an acceptable safety profile.  Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

RESPONSE:  The Company respectfully advises the Staff that it has removed statements throughout the Amended DRS suggesting that the Company’s product candidates are generally safe and effective in response to the Staff’s comment.

9.                                      Please define DLT, EFS, CR/VGPR and mCi the first time they are used in this section.

RESPONSE:  The Company respectfully advises the Staff that it has revised pages 115, 116, 117 and 124 to include definitions of DLT, EFS., CR/VGPR and mCi, respectively, the first time such terms appear the Amended DRS in response to the Staff’s comment.

Omburtamab Overview, page 117

10.                               We note your disclosure that omburtamab has generally been well tolerated in over 200 patients treated over 14 years for multiple indications, with no significant long-term toxicities.  Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them.

RESPONSE:  The Company respectfully advises the Staff that as per the Company’s response to Comment No. 8 above, the Company has revised page 121 to remove statements suggesting that the Company’s product candidates are safe and effective in response to the Staff’s comment. Furthermore, the Company respectfully advises the Staff that safety data for omburtamab, including information regarding SAEs, is included on page 126 under the heading “Safety Results.” Finally, the Company respectfully advises the Staff that the table containing extensive information related to the SAEs experienced by patients receiving omburtomab in Study 03-133 that appeared on page 130 of the Draft Registration Statement has been moved to page 124 of the Amended DRS.

131 I-omburtamab ... Clinical Development Program, page 119

11.                               We note your disclosure that safety data for 131 I-omburtamab shows no significant long- term toxicities for more than 200 patients from multiple clinical trials including patients with other cancer types such as DIPG and DSRCT. Please disclose whether any patients have experienced serious adverse events, what those events were and how many patients experienced them.

RESPONSE:  The Company respectfully advises the Staff that as per the Company’s response to Comment No. 8 above, the Company has revised page 121 to remove statements suggesting that the Company’s product candidates are safe and effective in response to the Staff’s comment.  Furthermore, the Company respectfully advises the Staff that safety data for omburtamab related to patients with DIPG appears on page 131 under the heading “Safety Results”  and for patients with DSRCT on page 133 under the heading “Safety Results.”

Study 03-133: Phase I Study..., page 120

12.                               We note your disclosure that 44 treatment-related serious adverse events were observed in this trial, of which 36 were Grade 4, six were Grade 3 and two were Grade 2.  Please disclose how you define Grades 2, 3 and 4, what the serious adverse events were in each grade and how many patients experienced them.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 126 in response to the Staff’s comment.

Intellectual Property

Patent Portfolio, page 138

13.                               Please specify the expiration dates for the most significant patents within each portfolio.

RESPONSE:  The Company respectfully advises the Staff that it has revised pages 142 and 143 in response to the Staff’s comment.

MSK Agreements, page 141

14.                               We note that you have several agreements with Memorial Sloan-Kettering Cancer Center, of which only the two license agreements will be filed as exhibits.  Please file the Sponsored Research Agreement, Master Data Services Agreement, Investigator-Sponsored Master Clinical Trial Agreement, and two Core Facility Service Agreements or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it will file all of the agreements it has entered into with MSK other than the two Core Facility Service Agreements and a Service Agreement entered into on February 28, 2018 related to certain services to be provided by MSK for sterile vialing, storage and distribution of the Company’s BsAb product candidates. The MSK agreements to be filed include the two license agreements, the Sponsored Research Agreements related to the two license agreements, the Master Data Services Agreement and the Investigator-Sponsored Master Clinical Trial Agreement. Each of these agreements is being filed on a confidential basis pursuant to a confidential treatment request (“CTR”) with the Office of the Secretary of the Commission. The redacted versions of these documents are being filed as Exhibits to the Amended DRS. In addition, the Company respectfully advises the Staff that it has revised the Exhibit Index appearing on page II-6 to include these documents.

With respect to the two Core Facility Service Agreements and the Service Agreement, the Company respectfully advises the Staff that the Company does not intend to file such agreements as the Company does not believe that such agreements are material to the Company. The amounts potentially due and payable by the Company under the two Core Facility Service Agreements and the Service Agreement, either alone or in the aggregate, are not considered to be material to the Company. Furthermore, the Company believes that the services to be provided by MSK under such agreements can be provided by any number of readily available service providers on similar terms and conditions, including the amounts payable by the Company thereunder.

Management, page 159

15.                               Please disclose Dr. Lund-Hansen’s business experience from 2013 to his appointment as your Senior Vice President, Head of Technical Operations in 2016. Refer to Item 401(e) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 164 in response to the Staff’s comment.

Principal Stockholders, page 186

16.                               Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by entities in the table, such as MSK and Peter Bang

Holding ApS.  Please also disclose the natural person or persons with whom Dr. Healy shares voting and dispositive power over the shares held by Sofinnova Venture Partners X, L.P.

RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that, other than with respect to MSK, the Company has revised pages 191, 192 and 193 to include the identities of the natural person or persons who have voting or investment control of the shares held by such entities.

With respect to MSK, MSK is a not-for-profit corporation and the voting and investment control of MSK’s shares are held by appropriate members of its management under the oversight of MSK’s board of directors. The Company does not believe that the identities of such natural persons would be meaningful to a prospective investor in the Company’s securities. In addition, the Company respectfully advises the Staff that as indicated in footnote 10 on page 192 of the Amended DRS, Dr. Gregory Raskin, MSK’s designee to the Company’s Board of Directors, has no voting or dispositive power with respect to the shares owned by MSK.

Description of Capital Stock, page 189

17.                               We note your disclosure that the description of your capital stock is qualified in its entirety by reference to the applicable provisions of the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 194 in the Amended DRS in response to the Staff’s comment.

General

18.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will supplementally provide the Staff under separate cover with a copy of all graphics, visual, or photographic information the Company proposes to use in the printed prospectus prior to its use.

****

We thank the Staff in advance for its consideration of the Amended DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dkinsey@ssbb.com or Rina Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rpatel@ssbb.com with any questions or comments regarding this response letter or the Amended DRS.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey

DAK/spg